NEWS RELEASE

New York - AG	March 31, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Announces 2025 Mineral Reserve and Mineral Resource Estimates

Record Mineral Resources Strengthens Long-Term Value and Production Options

Santo Niño Discovery Adds 27.4 Million Silver-Equivalent Ounces to Santa Elena Inferred Resources

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce its 2025 Mineral Reserve and Mineral Resource estimates for its four operating mines in Mexico and its Jerritt Canyon Gold Mine ("Jerritt Canyon") in Nevada, U.S.A., with an effective date of December 31, 2025.  These estimates demonstrate strong year-over-year growth in the Company's Mineral Reserves and Mineral Resources.1

The Company's four operating mines in Mexico are: the Santa Elena Silver/Gold Mine ("Santa Elena"), the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine) ("Los Gatos"), the San Dimas Silver/Gold Mine ("San Dimas"), and La Encantada Silver Mine ("La Encantada"). Jerritt Canyon is an advanced-stage development asset that was placed on temporary suspension in March 2023.

In 2025, First Majestic delivered a 4% year-over-year increase in silver-equivalent ounces ("AgEq"), including a 16% increase in silver, Proven and Probable Mineral Reserves, while Measured and Indicated ("M&I") Mineral Resources and Inferred Mineral Resources AgEq ounces increased by 50% and 69%, respectively. Growth in contained AgEq ounces is largely due to successful exploration activities and the application of updated metal price assumptions. Santa Elena and Jerritt Canyon delivered the most significant Mineral Resource growth during the year. Higher long-term metal price assumptions contributed positively to portfolio growth, with vein-hosted deposits showing modest growth, while higher gold price assumptions at Jerritt Canyon lowered cut-off grades and drove a significant increase in Mineral Resource contained gold as a result.

1 See the tables under the heading "Mineral Reserve and Mineral Resource Summary" for details regarding the grade/quality and quantity for the various categories of Mineral Reserves and Mineral Resources set out in this news release.

At Santa Elena, exploration success was highlighted by the discovery of the Santo Niño silver-gold deposit, which added 4.1 million tonnes of Inferred Mineral Resources containing 27.4 million silver-equivalent ounces, comprised of 9.0 million ounces of silver and 210,000 ounces of gold. Continued exploration of the Navidad vein system expanded Navidad Inferred Resources to 6.4 million tonnes, containing 63.4 million silver-equivalent ounces, comprised of 18.4 million silver ounces and 460 thousand gold ounces.

"2025 represents an extraordinary chapter in First Majestic's growth story," said Keith Neumeyer, CEO of First Majestic. "The first objective of our exploration programs is to replace annual depletion with the drill bit. In 2025, we not only achieved that goal but significantly exceeded it, despite delivering record production in the year. Supported by a highly effective exploration campaign and the increased metal price environment, we expanded our Mineral Resource base to exceptional, unprecedented levels. Santa Elena continued to deliver strong exploration results at the Navidad and Santo Niño discoveries, Los Gatos contributed meaningful growth, and Jerritt Canyon reported a substantial increase in gold resources as bulk-tonnage mining opportunities have emerged. Strong results across the portfolio have positioned the Company to advance an ambitious exploration plan in 2026, reinforcing exploration-driven Mineral Resource growth as a key pillar of long-term value creation at First Majestic."

Figure 1: Map of First Majestic's Material Properties including the Corporate Office and First Mint Facility

2025 HIGHLIGHTS

• 264,364 metres of exploration drilling were completed. The 2025 exploration program addressed site-specific life-of-mine opportunities across First Majestic's mines, increasing Inferred Mineral Resources at Santa Elena and Los Gatos, advancing targets across the San Dimas exploration pipeline, testing potential extensions of the Ojuelas resources at La Encantada, and exploring for resource expansion at Jerritt Canyon.

• Proven and Probable Mineral Reserves Increased 4% year-over-year (AgEq ounces): Proven and Probable Mineral Reserves at the Company's four operating mines in Mexico totalled 27.4 million tonnes containing 184.8 million AgEq ounces, comprised of 101.7 million ounces of silver, 610,000 ounces of gold, 685.9 million pounds of zinc, 371.4 million pounds of lead, and 39.1 million pounds copper. This represents a 53% increase in tonnes, a 16% increase in silver ounces, a 2% increase in gold ounces, a 17% increase in zinc pounds, an 18% increase in lead pounds and a 21 % increase in copper pounds compared to the prior year. The growth in reserves was driven primarily by drill conversion, higher long-term metal price assumptions and positive economics of La Encantada tailings, offsetting mining depletion.

• Measured & Indicated Mineral Resources Increased 50% year-over-year (AgEq ounces): M&I Mineral Resources totalled 86.6 million tonnes containing 652.8 million AgEq ounces, comprised of 145.3 million ounces of silver, 5.24 million ounces of gold, 842.6 million pounds of zinc, 450.2 million pounds of lead, and 44.0 million pounds of copper. This represents a 149% increase in tonnes, a 7% increase in silver ounces, a 79% increase in gold ounces, a 25% increase in zinc pounds, an 25% increase in lead pounds and a 25% increase in copper pounds. The growth in M&I Mineral Resources was driven by successful exploration drilling results, conversion of Inferred to M&I Resources, and updated economic parameters including revised metal price assumptions, offsetting mining depletion.

The increase in M&I Mineral Resources was primarily driven by Santa Elena (+25% AgEq ounces year-over-year) and Jerritt Canyon (+116% gold ounces year-over-year). At Jerritt Canyon, higher gold price assumptions and lower cut-off grades - particularly for lower-cost bulk-mining scenarios - expanded mineralization into lower-grade material, resulting in higher tonnage at lower average grade across both open-pit and underground resources.

• Inferred Mineral Resources increased 69% year-over-year (AgEq ounces): Inferred Mineral Resources totalled 77.9 million tonnes containing 592.27 million AgEq ounces, comprised of 113.5 million ounces of silver, 5.2 million ounces of gold, 347.3 million pounds of zinc, 159.2 million pounds of lead, and 18.8 million pounds copper. This represents a 169% increase in tonnes, a 40% increase in silver ounces, a 76% increase in gold ounces, a 103% increase in zinc pounds, an 106% increase in lead pounds and a 168% increase in copper pounds.

Santa Elena delivered the largest percentage increase in Inferred Resources, with AgEq ounces more than doubling (+105%), driven by continued drilling success at the Navidad vein system and the declaration of a maiden Mineral Resource at the Santo Niño silver-gold discovery. Together, Navidad and Santo Niño host 10.5 million tonnes of Inferred Resources containing 90.7 million AgEq ounces, comprised of 27.4 million ounces of silver and 660 thousand ounces of gold, averaging 81 g/t silver and 1.96 g/t gold.  The Santo Niño discovery accounts for 4.1 million tonnes containing 27.4 million AgEq ounces, comprised of 9.0 million silver ounces and 210,000 gold ounces, at average grades of 68 g/t silver and 1.57 g/t gold. These two discoveries position Santa Elena for meaningful life-of-mine extension as these resources are advanced through resource conversion and mine planning.

Jerritt Canyon's Inferred Mineral Resource growth was driven by higher gold price assumptions and the resultant lower cut-off grades, which expanded Mineral Resources into lower-grade material across both underground and open-pit mining scenarios. Year-over-year, Jerritt Canyon added 33.6 million tonnes containing 1.7 million ounces of gold. Exploration results from the Company's 2025 Jerritt Canyon drilling program received after December 31, 2025, and announced earlier this month, are not reflected in the Inferred Mineral Resources disclosed in this new release and will be incorporated in the next Mineral Resource update for the property.

Los Gatos also delivered solid growth, with Inferred AgEq ounces increasing by 59% year-over-year, while San Dimas and La Encantada posted more modest increases of 3% and 16%, respectively, year-over-year. The resource growth at Los Gatos is positioning the operation for potential life-of-mine extension as exploration advances in the Southeast, Central, and Northwest Deep targets.

MINERAL RESERVE AND MINERAL RESOURCE SUMMARY

As of December 31, 2025, Proven and Probable Mineral Reserve estimates at the Company's four operating mines totalled 184.8 million AgEq ounces. The 4% year-over-year increase primarily reflects exploration-driven reserve additions and lower cut-off grades supported by higher metal price assumptions, offsetting mining depletion.

As of December 31, 2025, Measured and Indicated Mineral Resource estimates totalled 652.8 million AgEq ounces, while Inferred Mineral Resources totalled 592.3 million AgEq ounces. Year-over-year changes primarily reflect discovery and exploration success, Inferred-to-Indicated resource conversion, and lower cut-off grades supported by higher metal price assumptions, offsetting mining depletion. Resource growth at Jerritt Canyon was driven by higher gold price assumptions and the corresponding reduction in underground and open pit gold cut-off grades.

Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves, and all Mineral Resources reflect mining depletion through 2025. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

Table 1: Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2025

  Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").
  The Mineral Reserve statement provided in the table above has an effective date of December 31, 2025.
  The Los Gatos Mineral Reserves are reported on a 70% First Majestic attributable basis.
  The Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Andrew Pocock, P.Eng., an employee of First Majestic and the "Qualified Person" (as such term is defined in NI 43-101) responsible for the above Mineral Reserve estimates.
  The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimates. Inferred Mineral Resources were not considered to be converted into Mineral Reserve estimates.
  AgEq grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract. The AgEq grade formulas are different for all of the Company's operating mines and are presented in the description of each mine set out in the Company's annual information form for the year ended December 31, 2025 (the "2025 AIF").
  Metal prices considered for the Mineral Reserve estimates for Santa Elena, San Dimas and La Encantada were $35/oz Ag and $3,100/oz Au; metal prices considered for Los Gatos were $35/oz Ag, $3,100/oz Au, $0.95/lb Pb, $1.25/lb Zn and $4.35/lb Cu.
  Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in the description of each mine set out in the 2025 AIF.
  A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-off Grade ("GC") was used to delimit new mining areas that will require development of access, infrastructure, and all sustaining costs. A second Incremental Cut-off Grade ("IC") was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs, and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.
  The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in the description of each mine set out in the 2025 AIF.
  Modifying factors for conversion of Mineral Resources to Mineral Reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.
  Tonnage is expressed in millions of tonnes; metal content is expressed in millions of ounces for gold and silver and in millions of pounds for zinc, lead, and copper. Metal prices and costs are expressed in USD.
  Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.
  The technical reports from which the above-mentioned information is derived are cited under the heading "Scientific and Technical Information - Technical Reports for Material Properties" in the 2025 AIF.

Table 2: Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2025

Table 3: Inferred Mineral Resource Estimates with an Effective Date of December 31, 2025

Table 4: Santa Elena - Navidad and Santo Niño Inferred Mineral Resource Estimates with an Effective Date of December 31, 2025

(Included in the Santa Elena Inferred Total (UG + Stockpile))

  Mineral Resource estimates are classified per CIM Definition Standards and NI 43-101.
  The Mineral Resource estimates have an effective date of December 31, 2025. Sample data was collected through a cut-off date of December 31, 2025 for the five properties. All properties account for relevant technical information and mining depletion through December 31, 2025.
  The Los Gatos Mineral Resources are reported on a 70% First Majestic attributable basis.
  Mineral Resource estimates were supervised or reviewed by David Rowe, CPG, an employee of First Majestic and the "Qualified Person" (as such term is defined in NI 43-101) responsible for the above Mineral Resource estimates.
  AgEq grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in the description of each mine set out in the 2025 AIF.
  Metal prices considered for all Mineral Resource estimates were $38.50/oz Ag, $3,400/oz Au, $1.05/lb Pb, $1.40/lb Zn and $4.75/lb Cu.
  The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine in the 2025 AIF.
  Mineral Resources are reported within mineable stope or open pit shapes from the cut-off values calculated using the stated metal prices and metal recoveries in the description of each mine set out in the 2025 AIF. The cut-off values include mill recoveries and payable metal factors appropriate to the existing processing circuit.
  No dilution was applied to the Mineral Resources which are reported on an in-situ basis.
  Tonnage is expressed in millions of tonnes; metal content is expressed in millions of ounces for silver, silver equivalent and gold and millions of pounds for copper, lead, and zinc. Totals may not add up due to rounding.
  Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The technical reports from which the above-mentioned information is derived are cited under the heading "Scientific and Technical Information - Technical Reports for Material Properties" in the 2025 AIF.

First Majestic's drilling programs follow established quality assurance and quality control ("QA/QC") protocols, including the routine insertion of certified reference standards, blanks, and duplicate samples. Drill core is geologically logged and cut in half, with one half submitted for laboratory analysis and the remaining half retained on site for verification, reference, or future metallurgical testing. Core samples were analyzed using industry standard fire assay and atomic absorption analytical methods, with gravimetric finishes applied to over limit results. QA/QC results are routinely reviewed by site and corporate technical personnel and demonstrate acceptable accuracy and precision. The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed are sufficient and reliable for the purposes of the Mineral Resource and Mineral Reserve estimates disclosed herein.

For further information regarding QA/QC and data verification procedures, key assumptions, parameters, and methods used to estimate Mineral Resources and Mineral Reserves, and a discussion of known risks that could materially affect the Company's business and the potential development of Mineral Resources and Mineral Reserves, refer to the sections entitled "General Development of the Business - Material Mineral Properties" and "Risk Factors" in the 2025 AIF for the year ended December 31, 2025.

The Company also announces that it has filed its 2025 AIF under its profile on SEDAR+ (available at www.sedarplus.ca), and it has filed its Annual Report on Form 40-F report with the United States Securities and Exchange Commission under its profile on EDGAR (available at www.sec.gov/edgar).  These documents are also available on the Company's website at  www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic's Annual Report which includes the Company's audited financial statements for the year ended December 31, 2025, without charge, upon written request to First Majestic, Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2, Canada, or by e-mail to info@firstmajestic.com.

QUALIFIED PERSONS

Scientific and technical disclosure for the material properties is based on technical reports prepared in accordance with NI 43-101 (collectively, the "Technical Reports").  The Technical Reports have been filed on SEDAR+ at www.sedarplus.ca, and are also available of the Company's website at www.firstmajestic.com. The technical information has been updated with more current information where appropriate.

Gonzalo Mercado, P.Geo., the Company's Vice-President of Exploration & Technical Services, has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data. Mineral Resource estimates set out in this news release were prepared under the supervision of, or were reviewed by, David Rowe, CPG, the Company's Director of Mineral Development. Mineral Reserve estimates set out in this news release were prepared under the supervision of, or were reviewed by, Andrew Pocock, P.Eng., the Company's Director, Technical Services. Messrs. Mercado, Rowe and Pocock are each a "Qualified Person" as defined under NI 43-101.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins, and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.